NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 12, 2019, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on February 28, 2019 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. On February 20, 2019 the daily volume-weighted average price of the Common Stock of Welltower Inc. was $75.7962, which marked the 20th trading day in the previous 30 consecutive trading days that the volume-weighted average price of the Common Stock was above $73.54 (which is equal to 130% of the applicable conversion price for the Convertible Preferred Stock), triggering the right of Welltower Inc. to elect to mandatorily convert all shares of Convertible Preferred Stock into shares of Common Stock in accordance with the terms of the Convertible Preferred Stock. The conversion was effective on February 28, 2019 (the Mandatory Conversion Date). The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on February 28, 2019.